(1) Diversification of Investment Portfolio

VANGUARD TOTAL STOCK MARKET INDEX FUND (All Share Classes)

			(As of the end of July , 2012 )
Type of Assets	Name of Country	Market Value	Investment Ratio (%)
		Total Dollar
[Common Stock]	United States	191,695,015,436	99.95
	Sub-Total	191,695,015,436	99.95
Cash, Deposits, and Other Assets (after liabilities)		95,895,456	0.05

Total (Net Asset Value)		191,790,910,892	100%
		14,992,295.50	Million JPY

Note 1: Total Net Assets for Investor Shares: $[71,581,112,006 ] (as of the end of July, 2012)
Note 2: Investment ratio is calculated by dividing each asset at its market value by the total Net Asset Value of the Fund. The same applies hereinafter.
Note 3: The Yen amount is translated for convenience at the rate of $1.00 = ¥ [ 78.17 ] (the mean of the exchange rate quotations by The Bank of Tokyo UFJ - Mitsubishi, Ltd. for buying and selling spot U.S. Dollars by telegraphic transfer against Yen on July 31, 2012). The same applies hereafter.
Note 4: Since Shares are denominated in U.S. Dollars, the amounts appearing hereafter are all Dollar amounts unless otherwise specifically indicated.
Note 5: In this document, money amounts and percentages have been rounded. Therefore, there are cases in which the amount of the “total column” is not equal to the aggregate amount. Also, translation into Yen is made simply by multiplying the corresponding amount by the conversion rate specified and rounded up when necessary. As a result, in this document, there are cases in which Japanese Yen figures for the same information differ from each other.